Exhibit 99.7

Hesai Group

禾賽科技*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

FORM OF PROXY FOR CLASS A MEETING TO BE HELD ON

TUESDAY, MARCH 3, 2026

(or any adjournment(s) or postponement(s) thereof)

Number of shares to which this form of proxy relates(Note 1)	Class A Ordinary Shares

I/We(Note 2)                                                                                                                                                                                                                        of (address)                                                                                                                                                                                                                                         being the registered holder(s) of                                                                                                                                                                        Class A Ordinary Share(s)(Note 3) of Hesai Group (the “Company”), hereby appoint the Chairman of the Class A Meeting or(Note 4)                                                                                                                                                                     of (address)                                                                                                                                                                                                 as my/our proxy(ies) to attend the Class A Meeting of the Company to be held at No. 28, Ciyun Road, Yancheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on Tuesday, March 3, 2026 at 1:30 p.m., Beijing time (or any adjournment thereof) on behalf of me/us, act and vote according to the following instructions on behalf of me/us.

ORDINARY RESOLUTION		FOR(Note 5)	AGAINST(Note 5)	ABSTAIN(Note 5)
1.	To consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles.

Date:	Signature(s)(Note 6):

Notes:

1.	Please insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.

2.	Please insert the full name(s) as shown in the register of members and registered address(es) in BLOCK LETTERS.

3.	Please insert the number of Class A ordinary shares of the Company registered in your name(s).

4.

If any proxy other than the Chairman of the meeting is preferred, please delete the words “the Chairman of the Class A Meeting” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote in his stead at the Class A Meeting. The proxy need not be a shareholder of the Company but must attend the Class A Meeting to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “ABSTAIN”. If no direction is given, your proxy may vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Class A Meeting other than those referred to in the notice convening the Class A Meeting.
6.	We refer to the circular (the “Circular”) and notice of the Class A Meeting of the Company dated January 26, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular and the notice of the Class A Meeting. The description of the resolutions is by way of summary only. The full text appears in the notice of the Class A Meeting.

7.	This form of proxy must be signed by you or your attorney duly authorized in writing. In the case of a corporation, the same must be either under its common seal or under the hand of an officer, attorney or other person duly authorized.

8.	In case of joint holders of any share, any one of such joint holders may vote at the meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto. However, if more than one of such joint holders be present at the meeting personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether by proxy or not, will be accepted to the exclusion of the votes of other joint holder(s).

9.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Share Registrar, Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be). Completion and delivery of the form(s) of proxy will not preclude you from attending and voting at the Class A Meeting or any adjournment thereof should you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

(i)	“Personal Data” in this statement has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 (“PDPO”) of the Laws of Hong Kong.

(ii)	Your and your proxy’s Personal Data provided in this form of proxy will be used in connection with processing your request for the appointment of a proxy to attend, act and vote on your behalf as directed above at the meeting. Your supply of your and your proxy’s Personal Data is on voluntary basis. However, the Company may not be able to process your request unless you provide us with such Personal Data.

(iii)	Your and your proxy’s Personal Data may be disclosed or transferred by the Company to its branch Share registrar in Hong Kong, and/or other companies or bodies for any of the stated purposes, or when it is required to do so by law, for example, in response to a court order or a law enforcement agency’s request, and retained for such period as may be necessary for our verification and record purposes.

(iv)	By providing your proxy’s Personal Data in this form of proxy, you should have obtained the express consent (which has not been withdrawn in writing) from your proxy in using his/her personal data provided in this proxy form and that you have informed your proxy of the purpose for and the manner in which his/her data may be used.

(v)	You/your proxy have/has the right to request access to and/or correction of your/your proxy’s Personal Data respectively in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your/your proxy’s Personal Data should be in writing to the Personal Data Privacy Officer, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong.

*	For identification purpose only